October 24, 2018

Edward Cox
Chief Executive Officer
Dthera Sciences
7310 Miramar Rd., Suite 350
San Diego, CA 92126

       Re: Dthera Sciences
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 14, 2018
           File No. 333-191175

Dear Mr. Cox:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by amending your Form 10-K or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 1

1. Please disclose whether you have sold any ReminX products and whether you have generated a material amount of revenue from these sales. Please also provide context to your products discussion here and throughout your filing by disclosing that commercialization of ReminX has only just begun.
2. We note your statement that "[a]dditional products are under development that are expected to directly target the symptoms of Alzheimer's disease and other dementias, such as anxiety, depression, and cognitive decline, and for which Company may seek FDA clearance or approval as well as reimbursement." For context, please provide more
 Edward Cox
FirstName LastNameEdward Cox
Dthera Sciences
Comapany NameDthera Sciences
October 24, 2018
Page 2
October 24, 2018 Page 2
FirstName LastName
         disclosures regarding the FDA approval process, the costs associated with that process, and the anticipated timeframe for necessary approvals. Discuss the clinical trials process and the company's current clinical and business development plans. Other Therapeutic Uses, page 5

3. You state that you are "exploring other applications of the platform targeting other indications..." Describe what these indications are.
Government Regulation, page 7

4. You state that there "may be other healthcare-related laws and regulations that will become applicable" to the company if the company pursues the development of an FDA approved device. Provide more detail regarding what laws and regulations would be specifically applicable.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 38

5. We note your disclosure that RSJ Investments beneficially owns 6.23% of your common stock. Please revise to identify the natural person(s) with voting and investment power over the shares held by RSJ Investments.
Form 10-Q for the Quarter Ended June 30, 2018

Condensed Consolidated Balance Sheets, page 3

6. Please provide detailed footnote disclosure within your interim period financial statements in support of the prepaid expense amount reported as of June 30, 3018.
Note 5- Computer Software Development Costs, page 9

7. In light of the nature of your research and development activities, please explain to us why you reference in your policy note ASC 350-40 and not the guidance in ASC 985-20. Also, if applicable to your capitalized computer software development costs, please explain to us in detail how you met the conditions in ASC 985-20-25-4 for capitalization.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward Cox
Dthera Sciences
October 24, 2018
Page 3

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameEdward Cox
                                                         Division of
Corporation Finance
Comapany NameDthera Sciences
                                                         Office of
Telecommunications
October 24, 2018 Page 3
cc:       Park Lloyd
FirstName LastName